UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: October 22, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

#Q3_2015

Orange financial results

Ramon Fernandez
Deputy CEO, Chief Financial and Strategy Officer

22nd October 2015



orange™

disclaimer

This presentation contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange's strategy, particularly with respect to customer relations when facing competition with OTT players, Orange's ability to withstand intense competition in mature markets and business activities, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, the poor economic conditions prevailing in particular in France and in Europe and in certain other markets in which Orange operates, the effectiveness of Orange's action plans for human resources, and the success of Orange's other strategic, operational and financial initiatives, risks related to information and communications technology systems resulting in particular from cyber-attacks, technical failures of or damage caused to networks, loss or theft of data and fraud, health concerns surrounding telecommunications equipment and devices, fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters, the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may not have control of the enterprise, and in countries presenting additional risk, Orange's credit ratings, its ability to access capital markets and the state of capital markets in general, exchange rate or interest rate fluctuations, and changes in assumptions underlying the carrying amount value of certain assets and resulting in their impairment. More detailed information on the potential risks that could affect our financial results will be found in the Registration Document filed with the French Autorité des Marchés Financiers (AMF) on April 7, 2015 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 14, 2015. Forward-looking statements speak only as of the date they are made. Other than as required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update them in light of new information or future developments.

Section one
Financial results overview

Q3 2015 achievements

Revenue	EBITDA*
€10.3bn	€3.6bn
+0.5% yoy	+1.1% yoy

Capex	Customers
€1.6bn	263.3m
+7.6% yoy 15.2% of rev.	o/w 70.9m mobile contract and 17.9m fixed broadband

yoy : comparison with the same period of the previous year, on a comparable basis
qoq : comparison with the previous quarter, on a comparable basis

* in this presentation, EBITDA stands for restated EBITDA unless otherwise specified, see slide 24 for EBITDA restatements. Historical and actual figures reflect change in IFRIC 21 interpretation

Continued solid commercial performance across the Group

+7m 4G customers and +0.8 m FTTH customers since end of 2014

4G customers in millions

Country	4G customers
France	6.6 m
Spain*	4.5 m
Poland	1.6 m
Belgium	0.8 m
Romania	0.7 m
Slovakia	0.5 m



4G net adds
Q1'15
Q2'15
Q3'15
+1.0
+1.0
+0.3
+0.1
+0.2
+0.1

FTTH customers in thousand

Country	FTTH customers
France	827 k
Spain*	563 k



FTTH net adds
Q1'15
Q2'15
Q3'15
+108
+142

Enterprise

cloud services
Q3 15 yoy revenue growth
+18.5%

security services
Q3 15 yoy revenue growth
+39.9%

Africa & Middle East

111.2 m
mobile customers

15.5 m
Orange Money customers



Q1'15
Q2'15
Q3'15
+0.8
+0.9
+1.3

* including Jazztel from the 1st of July 2015

Positive revenue growth sustained by improved trend in Europe and sustained growth in Africa and the Middle-East

Q3'15 revenue	Q3 2015 yoy	9m 2015 yoy
€10.3bn	+0.5% +€54m	-0.2% -€58m
	+0.6% ex. reg.	+0.2% ex. reg.

Segment revenues

Q3 revenues and yoy growth in %

Q3 revenues	Segment	Q3 15	9m 15
€2.0bn	Enterprise & others	+1.1%	+1.3%
€1.8bn	Fixed legacy & other fixed	-5.0%	-4.8%
€1.5bn	Fixed Broadband	+2.9%	+2.7%
€4.5bn	Mobile services	+1.2%	-1.0%
€0.4bn	Mobile equipment sales	+8.5%	+15.5%

Group revenue growth yoy



yoy
yoy ex. reg.
-4.1%
-4.8%
-4.0%
-5.1%
-3.8%
-3.4%
-2.3%
-0.6%
-0.9%
-0.2%
+0.5%
Q1 13
Q2 13
Q3 13
Q4 13
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15

France



Q1 15
Q2 15
Q3 15
-1.8%
-0.8%
-0.6%

Europe



Q1 15
Q2 15
Q3 15
-3.5%
-1.7%
-0.9%

Africa & the Middle-East



+6.8%
+4.5%
+6.8%
Q1 15
Q2 15
Q3 15

Enterprise



Q1 15
Q2 15
Q3 15
+0.5%
-0.5%
-3.4%

Growth in revenues contributing to Ebitda growth in Q3

Q3'15 EBITDA	Q3 2015 yoy	9m 2015 yoy
€3.6bn 34.6% of rev.	+1.1% +€40m	-0.4% -€33m
	+1.2% ex. reg.	+0.4% ex. reg.

Group average FTE* down -4.0%** yoy



Q3'14
Q3'15
87.1k
-4.6%
58.3k
-3.1%
France
international

EBITDA evolution (in €m)



3,518
54
1
-15
3,557
Q3'14 cb
revenues
direct costs
indirect costs
Q3'15
Cost savings excluding Africa and the Middle-East
Cost base evolution in Africa and the Middle-East
+18
-17
+40
-55

Continuing efforts on cost reduction with sustained net savings excl. Africa and the Middle-East area where cost base evolved in line with revenues growth.

* Full Time Equivalent
** comparable basis restated from Jazztel, Meditel and Orange Armenia

Consistent with Essentials2020, increased CAPEX in FTTH to support future growth

9m'15 CAPEX

€4.2bn

14.2% of rev.

9m 2015 yoy

+6.9%

+€273m

FTTH homes connectable

France	4.6 m	↑	+1.3m yoy
Spain	5.2 m	↑	following Jazztel acquisition
Poland	0.4 m	↑	+0.4m yoy

9m'15 CAPEX yoy evolution

+€273m

Evolution by technology



FTTH/VDSL
+287
4G
-56
Other capex
+42

Evolution by segment



France
+214
Africa & the Middle-East
+45
Europe
-45
other
+59

Section two
Business review

Q3 2015 France financials

Ongoing improvement of revenue trend driven by mobile services recovery

in €m	Q3 15	yoy cb	9m 15	yoy cb
Revenues	4,794	-0.6%	14,279	-1.1%
excl. regulation		-0.6%		-0.9%
mobile services	1,906	-0.9%	5,638	-2.8%
mobile equipment	174	+23.8%	486	+31.2%
fixed services	2,572	-1.9%	7,734	-1.6%
other revenues	142	+3.2%	421	+4.0%

Positive growth of mobile revenues (services & equipment)

- Mobile contract customer base growing and mobile customer mix still improving
- high quality mobile network allowing strong level of consumption and services revenues in Q3 thanks to higher data usage
- Ongoing equipment sales revenues growth due to installments and naked handset sales

Fixed services benefiting from VHBB dynamism

- Fixed BB revenues still increasing (+2.3%) thanks to volume increase and customer mix improving
- Fixed Narrowband revenues decrease trend slowdown thanks to the tariff plan increase in March 2015

Quarterly revenues evolution (% yoy)



-5.0%
-4.2%
-3.1%
-1.8%
-1.8%
-0.8%
-0.6%
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15

Broadband ARPU (12 months rolling, €/month)



33.6
33.5
33.4
33.3
33.2
33.1
33.1

Mobile ARPU (12 months rolling, €/month)



24,1
23,6
23,0
22,8
22,6
22,5
22,6
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15

+2.3%
BB revenues yoy growth

+0.7%
mobile services & equipment revenues yoy growth

Q3 2015 France mobile KPIs

+1 million 4G customers leading to a strong mobile contract momentum


contract net adds excl. M2M (in '000s)
contract churn rate
19.4% 19.0% 18.5% 17.6% 16.3% 15.5% 15.2% 14.8% 14.2% 14.4% 13.5%
-83 166 298 240 85 59 219 256 164 76 234
Q1'13 Q2'13 Q3'13 Q4'13 Q1'14 Q2'14 Q3'14 Q4'14 Q1'15 Q2'15 Q3'15

yoy

+8 pts
94% of customers repriced on post April 2013 tariff plan

+1 pt
61% of consumer voice contract are on premium* offers

+5 pts
45% of consumer voice contract are on Open offers

+16 pts
48% of consumer voice contract are on SIM-only offers

6.6m 4G customers

33% of contract customer base excl. M2M (+19 pts yoy)

7,902 4G activated sites

77% coverage in % of pop.

* Origami & Open

Q3 2015 France fixed KPIs

FTTH accelerating BB customer base growth with doubling BB net-adds yoy



FTTH net adds (in '000s)
ADSL* net adds (in '000s)
BB conquest share
27%
34%
50%**
+41 +41 +71 +62 +31 +35 +85 +95 +67 +75 +116
+30 +33 +34 +45 +47 +50 +65 +82 +75 +82 +108
+11 +8 +36 +17 -16 -15 +20 +13 -8 -7 +8
Q1'13 Q2'13 Q3'13 Q4'13 Q1'14 Q2'14 Q3'14 Q4'14 Q1'15 Q2'15 Q3'15
61%
of FTTH net adds
are new customers

10.6m broadband customers

+3.5% yoy

+5 pts yoy

48% of BB customers have a 4P offer

+4 pts yoy

38% of consumer BB customers are on premium*** offers

827k FTTH customers

8% of BB customer base

4.6m FTTH homes connectable

18% FTTH penetration

* and others (satellite…) ** Orange estimates *** Play and Jet

Q3 2015 Spain (Orange+Jazztel)

Improved revenue trend with solid commercial performance driven by convergence

in €m	Q3 15	yoy cb	9m 15	yoy cb
Revenues	1,216	-1.7%	3,064	-3.0%
excl. regulation		-1.5%		-1.9%
mobile services	631	-2.7%	1,776	-6.2%
mobile equipment	128	-10.9%	366	-3.2%
fixed services	451	+3.0%	914	+4.7%
other revenues	6	-19.8%	7	-36.5%

Quarterly revenues evolution (% yoy)


mobile services
fixed broadband
including Jazztel from the 1st of July 2015
+4.8%
+7.7%
+9.1%
+11.9%
+9.4%
+7.8%
+6.6%
-15.0%
-17.1%
-10.4%
-7.1%
-9.6%
-6.6%
-2.7%
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15

4.5m 4G customers

81.9% coverage of pop.

98% of mobile B2C contract customers on SIMO (+13pts yoy)

3.7m BB customers

+8.8% yoy

81% of fixed broadband customers on convergent offers (+6pts yoy)

- 563k FTTH customers
- 215k TV customers

LIGA BBVA · COPA DEL REY · CHAMPIONS LEAGUE

Orange and Jazztel integration

Integration delivering synergies above estimate with strong commercial coordination

Acceleration of FFTH coverage thanks to Jazztel acquisition (marketable homes)



0.8m
2014
5.2m
Q3 2015
10m
2016

Orange customer migrations to FTTH leveraging Jazztel footprint

>8.5k average Orange customers on Jazztel footprint per week in September

Consolidation of 4G leadership thanks to accelerated cross-sell of Jazztel customers to Orange network



2.9m
3.5m
4.5m
0.6m
3.9m
Jazztel
Orange
Q1 15
Q2 15
Q3 15

Acceleration of 2018 annual run-rate synergies (in €m)



net synergies NPV (1)
c.€1.3bn
c.€1.8bn
160 (2)
>200 (2)
initial plan
revised plan

(1) post-tax NPV; (2)pre-tax excl. integration costs

Q3 2015 Poland

Improving mobile contract net adds; better gross additions in fixed broadband

in €m	Q3 15	yoy cb	9m 15	yoy cb
Revenues	709	-2.4%	2,145	-2.1%
excl. regulation		-2.2%		-1.6%
mobile services	330	-2.8%	994	-4.3%
mobile equipment	41	+33.0%	110	+63.0%
fixed services	302	-7.9%	929	-7.7%
other revenues	36	+27.1%	112	+41.5%

Mobile services revenues trend improving at -2.7% yoy ex-reg in Q3 (-3.9% in Q2)

- customer base up +0.7% yoy, with contract mix improving at 52% of total (+4pts yoy)
- strong +190k contract net adds in Q3, after +74k in Q3 14 and +170k in Q2 15

Continuing pressure in fixed revenues at -7.6% yoy ex-reg in Q3 (-6.9% in Q2)

- brodband base continuesd to erode, despite customer migrations from ADSL to VHBB (+39k VDSL and FTTH net adds in Q3) and to LTE (into mobile base)
- Broadband gross adds improving sequentially across the country
- Supernova brand for FTTH launched October 1st

Convergence: continuous momentum in convergent customers

in '000s and in % of BB base



21%
24%
27%
29%
31%
480
539
591
627
667
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15

Mobile: improving momentum in contract net adds

in '000s



74
146
48
170
190
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15

Fixed: steady growth in VHBB customers

in '000s and in % of xDSL base



7%
8%
10%
11%
13%
140
174
207
232
271
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15

Q3 2015 Belgium & Luxembourg

Revenues back to growth in 3Q; contract ARPU growing +3.6% yoy

in €m	Q3 15	yoy cb	9m 15	yoy cb
Revenues	306	+0.6%	913	-2.2%
excl. regulation		+0.6%		-0.8%
mobile services	258	+1.1%	753	-1.5%
mobile equipment	26	-4.8%	88	-5.7%
fixed services	19	-4.2%	61	-12.5%
other revenues	3	+40.1%	11	+87.6%

Consolidated revenues evolution turning positive at +0.6% vs. -2.5% last quarter

Belgium mobile contract net adds sustained in B2C and sequentially improving in B2B

- +8k contract net adds ex-M2M, vs. +1k in Q3 14 and +9k in Q2 15
- annual contract ARPU up 3.6% yoy
- annual contract churn sequentially down

Steady progress on strategy to create levers for future growth

- Belgium's leader in 4G coverage with 97% outdoor and 83% indoor
- Mobistar's 4G contract base multiplied 2.35 times yoy, reaching approx.1 out of 4 contract subs

mobile: sustained postpaid net-adds in Belgium (ex. M2M)

in 000s



+1
+7
-5
+9
+8
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15

mobile: steady improvement in Belgium contract ARPU

in % yoy evolution



-9.1%
-1.8%
-1.1%
+0.6%
+3.6%
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15

mobile: rapid growth in Belgium 4G base

4G subs as a % of total subs



11%
16%
19%
23%
26%
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15

Q3 2015 Central European countries

Revenue growth confirmed in Q3, driven by Romania's performance at +7.0% yoy

in €m	Q3 15	yoy cb	9m 15	yoy cb
Revenues	421	+3.2%	1,227	+0.9%
excl. regulation		+3.5%		+3.6%
mobile services	349	+1.5%	1,021	-1.4%
mobile equipment	28	+23.3%	78	+26.5%
fixed services	34	+4.4%	97	+7.2%
other revenues	11	+12.2%	31	+11.4%

Revenue trend continued to improve in Q3 at +3.2% yoy, after +1.8% in Q2
- Romania improving at +7.0% yoy (57% of sub-segment), vs. +6.4% in Q2
- Slovakia improving at -2.2% yoy (34% of sub-segment), vs. -5.2% in Q2
- Moldova eroding at -2.6% yoy (8% of sub-segment), vs. +2.2% in Q2

Churn improving in all 3 countries

Overall revenues trend continued to improve ...
YoY change (%)



-4.8
-2.4
-2.2
+1.8
+3.2
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15

...driven by Romania sustained performance in overall revenues
YoY change (%)



-5.5
-4.6
-3.7
+6.4
+7.0
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15

Mobile: improving churn in all 3 countries
YoY change (pts)



-0.1 pt in Slovakia
-0.6 pt in Romania
-1.0 pt in Moldova

Q3 2015 Africa & Middle East

Solid revenue growth driven by mobile customer base and data usage

in €m	Q3 15	yoy cb	9m 15	yoy cb
Revenues	1,304	+6.8%	3,587	+6.0%
excl. regulation		+7.1%		+6.3%
mobile services	1,063	+8.2%	2,888	+8.0%
mobile equipment	17	-1.4%	55	+2.2%
fixed services	201	+0.9%	573	-2,5%
other revenues	22	+5.3%	71	+5.6%

Sustained revenues growth

- revenue growth back to Q1 level, driven by mobile billed services
- main contributors : Ivory Coast (+14%), Egypt (+5%), Mali, DRC (+34%), Guinea
- Cameroon back to growth with +2.9% in Q3, with an increase of its market share at 35,5%
- Meditel consolidated starting from 1st of July: Q3 revenues of €132m (+3%)

Commercial

- 111.2m mobile customers with +0.7m in Q3 15, reflecting significant growth in DRC, Cameroon and Ivory Coast
- 15.5m Orange Money customers (+37% yoy) generating +71% revenues yoy

Key contributors to revenue growth

Q3 yoy revenue growth in % and €m



Africa & Middle East
+83
+6.8%
Ivory Coast
+23
Egypt
+16
DRC
+10
Other
+34

Solid revenue growth

yoy change in %



+2.8%
+4.2%
+3.3%
+6.1%
+5.7%
+9.0%
+6.0%
+7.6%
+6.8%
+4.5%
+6.8%
Q1'13
Q2'13
Q3'13
Q4'13
Q1'14
Q2'14
Q3'14
Q4'14
Q1'15
Q2'15
Q3'15

Q3 2015 Enterprise

Improvement in revenue trend at 0.5% in Q3 versus -0.5% in Q2, mainly driven by IT services growth

in €m	Q3 15	yoy cb	9m 15	yoy cb
Revenues	1,577	+0.5%	4,748	-1.1%
voice	378	-3.3%	1,151	-5.2%
data	739	-0.9%	2,208	-2.1%
IT & integration services	459	+6.4%	1,389	+4.3%

- limited decline in voice revenues in 3Q15 supported by strong international sales, resilience in Legacy and a product mix bending increasingly towards VoIP solutions
- data mature products also improved with slightly lighter price pressure and volume increase especially outside France
- IT & integration services growth supported by strong IT drivers such as Security services (+40%) and Cloud solutions (+18.5%), as well as significant deal deliveries

Revenue per segment

yoy revenue growth in %



IT
Data
Voice
Total
-2.3%
-3.0%
-1.7%
-2.2%
-3.4%
-0.5%
0.5%
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15

data services

IPVPN accesses and yoy growth



+2.3%
+1.8%
349k
349k
International
France
Q2 15
Q3 15

IT services (cloud and security)

yoy revenue growth in %



Cloud*
Security
+13.3%
+18.5%
+24.0%
+39.9%
Q2 15
Q3 15
2Q 15
3Q 15

* restated on a new perimeter

Section three
2015 guidance

2015 guidance restated

2015 EBITDA at least €12.3bn	net debt / EBITDA* around 2x in the medium term
2015 dividend €0.60** interim payment €0.20 in December 2015 ***	selective M&A policy, focus on existing footprint

2015 guidance includes the consolidation of Jazztel and Meditel and the sale of Orange Armenia

* calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) EBITDA including 50% of the EBITDA of EE JV
** subject to shareholders' approval
***ex-date December 7th, record date December 8th, payment date December 9th

Appendices

EE: +1.2% yoy in Q3 operating revenue ex-regulation, supported by continued postaid growth and network leadership

Q3 operating revenue +1.2% ex. regulation, £m



-0.6%
+1.2%
1,523
-27
1,496
+17
-12
+13
1,514
Q3/14
regulation
Q3/14 ex regulation
postpaid
prepaid
fixed & w'sale
Q3/15

Continued postpaid growth#



Postpaid mobile
M2M
229k
181k
271k
194k
214k
123k
240k
165k
178k
119k
192k
144k
111k
53k
178k
96k
190k
147k
Q3/13
Q4/13
Q1/14
Q2/14
Q3/14
Q4/14
Q1/15
Q2/15
Q3/15

#excluding MVNOs

4G population coverage superiority



4G
Double speed 4G
93%
75%
73%
0%
EE
Closest competitor

Insights

- Latest UK wide RootMetrics report shows EE extending its lead over competitors across all metrics
- Significant 4G coverage advantage; only operator to offer double speed 4G
- Resilient customer retention; churn 1.1%

Initiatives

- Strong uptake of voice over WiFi, over 1.7m adopters
- Extensive, ongoing VoLTE trials to ensure high quality service at commercial launch

EBITDA restatements

in €m	Q3'14 cb	Q3'15 actual	9m'14 cb	9m'15 cb
EBITDA restated	3,518	3,557	9,397	9,364
restructuring	-32	-50	-87	-83
portfolio review	0	3	0	60
litigations			-300	-413
labour related	-38	-40	-222	-148
o\w Senior Part Time	-38	-40	-150	-113
o\w Cap Orange			-72	
o\w Holiday pay				-35
EBITDA reported	3,448	3,471	8,788	8,780

(1) Revised provision for litigations in France and International

Revenues yoy evolution

Group



yoy
yoy ex. reg.
+0.5%
-0.2%
-0.6%
-0.9%
-2.3%
-3.4%
-3.8%
-4.1%
-4.8%
-4.0%
-5.1%
Q1 13 Q2 13 Q3 13 Q4 13 Q1 14 Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Q3 15

France



-0.6%
-0.6%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

Africa & the Middle-East



+7.1%
+6.8%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

Europe



-0.7%
-0.9%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

Enterprise



0.5%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

Spain



-1.5%
-1.7%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

Poland



-2.2%
-2.4%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

Belgium & Luxemburg



+0.6%
+0.6%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

Central European countries



+3.5%
+3.2%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3